UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

CHRISTOPHER & BANKS CORPORATION

(Exact name of registrant as specified in its charter)

Commission File Number: 001-31390

Delaware	06-1195422
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

2400 Xenium Lane North, Plymouth, MN  55441

(Address of principal executive offices, including zip code)

(763) 551-5000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:  None.

Securities to be registered pursuant to Section 12(g) of the Act:  None.

Item 1.    Description of Registrant’s Securities to be Registered.

On July 5, 2012, the Board of Directors of Christopher & Banks Corporation (the “Company”) declared a dividend distribution of one preferred stock purchase right (a “Right”) for each outstanding share of common stock, $0.01 par value, of the Company (the “Common Stock”). The dividend is payable on July 16, 2012 to the stockholders of record on July 16, 2012 (the “Record Date”).  Each Right entitles the registered holder to purchase from the Company one one-thousandth  of a share of the Company’s Series A Junior Participating Preferred Stock (the “Preferred Stock”) at a price of $8.25 per one one-thousandth of a share of Preferred Stock (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated July 5, 2012 (the “Rights Agreement”), between the Company and Wells Fargo Bank, National Association, as Rights Agent (the “Rights Agent”).

Copies of the Rights Agreement are available free of charge from the Company. The following summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

Until the close of business on the Distribution Date (as hereinafter defined), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by the certificates for such shares registered in the names of the holders thereof (or, in the case of uncertificated shares of Common Stock, by the book-entry account that evidences record ownership for such shares). The “Distribution Date” will be the close of business on the earlier to occur of (i) the tenth day after the first date of public announcement by the Company or an Acquiring Person (as hereinafter defined) (including, without limitation, pursuant to a report filed or amended pursuant to Section 13(d) of the Exchange Act) that a person has become an Acquiring Person, or such earlier date as a majority of the Board of Directors of the Company shall become aware of the existence of an Acquiring Person (the “Shares Acquisition Date”) or (ii) the tenth day (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person becomes an Acquiring Person) after the date of the commencement by any person (other than certain persons, including the Company, any subsidiary of the Company, and Company benefit plan related holders) of a tender or exchange offer upon the successful consummation of which such person, or any affiliate or associate of such person, would be an Acquiring Person (including any such date which is after the date of the Rights Agreement and prior to the issuance of the Rights).  An “Acquiring Person” is a person that, together with its affiliates and associates, is the beneficial owner of 15% or more of the outstanding shares of Common Stock.  Certain persons, including the Company, any subsidiary of the Company, and Company benefit plan related holders are excluded from the definition of Acquiring Person. Moreover, a person or group of affiliated or associated persons, who acquires the beneficial ownership of 15% or more of the shares of Common Stock then outstanding either (i) by reason of share purchases by the Company reducing the number of shares of Common Stock outstanding (provided such person or group does not acquire additional shares of Common Stock), or (ii) inadvertently, if the Company’s Board of Directors determines such 15% beneficial ownership was acquired inadvertently and as promptly as practicable such person or group divests itself of enough shares of Common Stock or derivative securities so as to no longer have the beneficial ownership of 15% of the outstanding shares of Common Stock, will not be an Acquiring Person.

For purposes of the Rights Agreement, “beneficial ownership” includes not only the right to vote or dispose of shares of the Company’s Common Stock, but also rights related to derivative transactions or derivative securities which grant to the holder thereof the economic equivalent of ownership of an amount of shares of Company Common Stock (whether or not such derivative (i) conveys voting rights in the Company Common Stock or (ii) may be settled through delivery of shares of Company Common Stock, and whether or not the economic effect of such derivative has been hedged).

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferable only in connection with the transfer of the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued (or, issuance by book-entry of uncertificated shares of Common Stock) after the Record Date, upon transfer or new issuance of the Common Stock, will contain a notation incorporating the Rights Agreement by reference (or, notice thereof will be provided in accordance with applicable law with respect to uncertificated shares). Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Common Stock certificates (or, the effectuation of a book-entry transfer of shares of Common Stock) outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate (or, such registration in book-entry form). As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights will expire at 5:00 p.m. (Eastern time) on July 5, 2014 (the “Expiration Date”), unless the Expiration Date is extended or unless earlier redeemed or exchanged by the Company, in each case as described below.

If any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision will be made so that each holder of a Right, other than Rights that were or are beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the Purchase Price.

If the Company is acquired in a merger or other business combination transaction or 50% or more of its assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the Purchase Price, that number of shares of the senior voting stock of the acquiring company (defined as the capital stock (or equity interest) of the acquiring party with the greatest voting power) that, at the time of such transaction, would have a market value of two times the Purchase Price.

The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights, options or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then current market price of the shares of Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in shares of Preferred Stock) or of subscription rights or warrants (other than those referred to above). The number of interests in Preferred Stock or other securities or property issuable upon exercise of the Rights is also subject to adjustment from time to time to prevent dilution in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions that are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group that will have become void) in whole or in part, at an exchange ratio of one share of Common Stock (or, if there is an insufficient number of issued but not outstanding or authorized but unissued shares of Common Stock to permit such exchange, then one one-thousandth of a share of Preferred Stock) per Right (subject to adjustment).

At any time prior to 5:00 p.m. Eastern time on the earlier of (i) the Distribution Date and (ii) the Expiration Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”).

Immediately upon the action of the Board of Directors of the Company to redeem or exchange the Rights, the Company shall make announcement thereof, and upon such action, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price, or the shares of Common Stock or Preferred Stock exchangeable for the Rights, as applicable.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Each share of Preferred Stock purchasable upon exercise of the Rights will have a preferential quarterly dividend rate equal to the greater of $1.00 per share or 1,000 times the dividend declared on one share of the Common Stock.  In the event of liquidation, the holders of the Preferred Stock will receive a preferential liquidation payment of $1,000 per share, but will be entitled to receive an aggregate liquidation payment equal to 1,000 times the payment made on one share of Common Stock.  Each share of Preferred Stock will have 1,000 votes voting together with the Common Stock. If dividends on any Preferred Stock are in arrears in an amount equal to six quarterly dividends thereon, all holders of Preferred Stock with dividends in arrears in an amount equal to six quarterly dividends thereon, voting as a class, have the right to elect two directors. The terms of these directors will terminate automatically upon the expiration of the default period. The Rights are also protected by customary anti-dilution provisions as more fully described in the Rights Agreement.  Because of the nature of the Preferred Stock dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right (subject to adjustment) should approximate the value of one share of Common Stock.

Any provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date.  After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of an Acquiring Person or certain related parties), or to shorten or lengthen any time period under the Rights Agreement.  The foregoing notwithstanding, no amendment may be made to the Rights Agreement at a time when the Rights are not redeemable, except to cure any ambiguity or correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provision therein.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the redemption of the Rights by the Board of Directors of the Company. The Rights should not interfere with any merger or other business combination that is in the best interests of the Company and its stockholders because the Board of Directors may, at its option, at any time prior to the Shares Acquisition Date, redeem all but not less than all the then outstanding Rights at the Redemption Price, as described above.

A copy of each of the Rights Agreement and the Certificate of Designations for the Preferred Stock has been filed as Exhibits 4.1 and 3.1, respectively, to this Registration Statement. This summary description of the Rights and the Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Item 2.  Exhibits

3.1                                 Certificate of Designations of Series A Junior Participating Preferred Stock, as filed with the Department of State of the State of Delaware on July 6, 2012, incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 6, 2012.

4.1                                 Rights Agreement, dated as of July 5, 2012, between Christopher & Banks Corporation and Wells Fargo Bank, National Association, as Rights Agent, including the form of Certificate of Designations of Series A Junior Participating Preferred Stock, the forms of Right Certificate, Assignment and Election to Purchase, and the Summary of Rights attached thereto as Exhibits A, B and C, respectively, incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 6, 2012.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

CHRISTOPHER & BANKS CORPORATION

By:	/s/ Peter G. Michielutti
Peter G. Michielutti
Senior Vice President and Chief Financial Officer

Date: July 6, 2012

EXHIBIT INDEX

Exhibit Number	Description
3.1

Certificate of Designations of Series A Junior Participating Preferred Stock, as filed with the Department of State of the State of Delaware on July 6, 2012, incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 6, 2012.

4.1

Rights Agreement, dated as of July 5, 2012, between Christopher & Banks Corporation and Wells Fargo Bank, National Association, as Rights Agent, including the form of Certificate of Designations of Series A Junior Participating Preferred Stock, the forms of Right Certificate, Assignment and Election to Purchase, and the Summary of Rights attached thereto as Exhibits A, B and C, respectively, incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 6, 2012.